EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
For the Periods Ended June 30
(Dollars in thousands except per share data)



                                     Second Quarter            Six Months
                                   1997      1996 (a)        1997      1996 (a)

Net income......................$  47,613   $  39,770     $  92,886   $  77,898

Preferred dividends.............       --          --            --           5

Income available to common
  shareholders..................$  47,613   $  39,770     $  92,886   $  77,893




Weighted average of primary
 common shares..................   86,067      88,845        86,429      89,127

Weighted average of preferred
  stock convertible to common
  shares........................       --          33            --          39

Weighted average of fully
 diluted common shares..........   86,067      88,878        86,429      89,166


Primary earnings per share
  (income available to common
  shareholders divided by
  weighted average of common
  shares).......................$    0.55   $    0.45     $    1.07   $    0.87


Fully diluted earnings per
  share (net income divided by
  weighted average of fully
  diluted common shares)........$    0.55   $    0.45     $    1.07   $    0.87



Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.

(a) Per share amounts and weighted average shares have been restated to reflect a 3-for-1 stock split in December 1996.